SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY               :          CERTIFICATE
Pittsburgh, Pennsylvania                       :               of
                                               :          NOTIFICATION
CNG INTERNATIONAL CORPORATION                  :             NO. 6
Reston, Virginia                               :
                                               :         TRANSACTIONS
                                               :         DURING PERIOD
                                               :
                                               :         April 1, 1998
                                               :            through
                                               :         June 30, 1998
                                               :
File No. 70-8759                               :
                                               :
(Public Utility Holding Company Act of 1935)   :
____________________________________________   :

TO THE SECURITIES AND EXCHANGE COMMISSION:

AUTHORIZATIONS

     By order dated May 30, 1996 (HCAR No. 26523), File No. 70-8759, ("May Order") the Securities and Exchange Commission ("SEC") authorized (i) financing by Consolidated Natural Gas Company ("CNG") of its wholly-owned subsidiary, CNG International Corporation, ("CNGI"), (ii) CNGI to directly acquire, or through intermediate subsidiaries indirectly acquire, securities or interests in exempt wholesale generators ("EWGs") outside the United States and foreign utility companies ("FUCOs"), as respectively defined in the Public Utility Holding Company Act of 1935 ("the Act"), and (iii) CNG, CNGI and intermediate subsidiaries to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support for the obligations of intermediate subsidiaries and EWGs and FUCOs in which CNGI has a direct or indirect interest, in amounts in the aggregate not to exceed $300 million(1). The May
____________
(1)  All dollar amounts are in U.S. dollars unless otherwise indicated.

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Order reserved jurisdiction, pending completion of the record, over (i)
investments by CNG and CNGI, of up to $300 million in entities that would engage in a variety of consulting and support services to nonassociates, as well as certain other energy-related businesses in foreign countries, (ii) the provision of credit support by CNG, CNGI and its subsidiaries, aggregating, together with EWG/FUCO credit support, of up to $300 million with nonassociates in connection with consulting, support and energy-related businesses in foreign countries, and (iii) the issuance to nonassociates by CNGI and its subsidiaries of securities that are not exempt from prior SEC review under sections 6(a) and 7 of the Act, among other things.

     By orders dated October 25 1996 (HCAR No. 26595) and November 19, 1996 (HCAR No. 26608), File No. 70-8759, the SEC respectively released jurisdiction over proposed investments of (i) up to $75 million in foreign gas pipeline projects located in Bolivia and Uruguay ("South American Pipeline Projects") and (ii) up to $75 million in three pipeline projects in Australia ("Australian Pipeline Projects"). By order dated February 12, 1998 (HCAR No. 26824), the SEC released jurisdiction over a proposed investment by CNGI of up to $165 million to acquire a one-third interest in the Alinta pipeline ("Alinta Pipeline") being privatized by the government of Western Australia.

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the aforesaid orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and such orders.

EWGS AND FUCOS

    The Latin America Energy and Electricity Fund I, L.P.
	______________________________________________________

	Through June 30, 1998, CNGI had invested approximately $7.3 million in The Latin America Energy and Electricity Fund I, L.P. ("Fund"). The Fund has to date invested in three FUCOs: Empresa Distribuidora de Entre Rios, S.A. in Argentina, Luz del Sur in Peru, and Companhia Forca e Luz Cataguazes-Leopoldina in Brazil.

	Camuzzi Gas Pampeana S.A.
	Camuzzi Gas del Sur S.A.
	Empresa Distribuidora de Energia Atlantica S.A.
	_______________________________________________

		Pursuant to a stock purchase agreement dated December 22, 1997, CNGI acquired, for an aggregate of approximately $78 million, 12.5% of the voting shares of Sodigas Pampeana S.A. ("Sodigas"), 12.5% of the voting shares of
Sodigas Sur S.A. ("Sodigas Sur") and 20% of the voting shares of Buenos Aires
Energy Company S.A. ("Baeco").  In March 1998, CNGI purchased, for an aggregate of approximately $45 million, an additional 9.05% each in Sodigas and Sodigas
Sur, and an additional 5% interest in Baeco.  Thus at March 31, 1998, CNGI owned 21.55% of each of Sodigas and Sodigas Sur, and 25% of Baeco.

	Camuzzi Argentina S.A. operates the largest gas distribution concession in Argentina and owns 51% of both Sodigas and Sodigas Sur. Pacific Enterprises



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owns 21.55% of each of Sodigas and Sodigas Sur.  The remaining 5.9% of Sodiga and Sodigas Sur is owned by two international mutual funds, Global Environment Fund and BEA Capital.

 	Sodigas owns 70% of the voting shares of Camuzzi Gas Pampeana S.A. ("Camuzzi Pampeana"). Sodigas Sur owns 90% of the voting shares of Camuzzi Gas del Sur S.A. ("Camuzzi del Sur"). The Argentine government owns 20% of Camuzzi Pampeana. The employees of Camuzzi Pampeana and Camuzzi del Sur each own 10% of their respective companies.

	  Camuzzi Argentina S.A. owns 75% of BAECO. Baeco owns 55% of the voting shares of Inversora Electria de Buenos Aires S.A. ("IEBA"), which in turn owns 90% of Empresa Distribiudora de Energia Atlantica S.A. ("EDEA"). United Utilities International Limited, one of the largest electric distributors in the United Kingdom, owns the remaining 45% of IBEA. The employees of EDEA own the remaining 10% of EDEA.

	Camuzzi Pampeana serves approximately 770,000 customers in Buenos Aires province (but not in the city of Buenos Aires itself). Camuzzi del Sur serves approximately 354,000 customers in Argentina to the south of Buenos Aires. Camuzzi Pampeana and Camuzzi del Sur together sell approximately 335 bcf of natural gas per year. EDEA serves approximately 398,000 electric customers in the province of Buenos Aires, delivering about 1,800 gigawatt-hours a year.

OTHER FOREIGN INVESTMENTS

	South American Pipeline Projects
	________________________________

	No investments have been made in the South American Pipeline Projects. Pursuit of investment in the Bolivian pipeline has been abandoned.

	Australian Pipeline Projects
	____________________________

	 In December of 1996, CNGI acquired, through intermediate subsidiaries, a 30 percent interest in Epic Energy Pty. Ltd. ("Epic"), an Australian corporation. The other shareholders in Epic are Venture Holdings Pty. Ltd., a subsidiary of El Paso International Company (30%); Australian Mutual Provident Society, an Australian insurance company and investment house (10%); Allgas Pipelines Pty. Ltd. ("Allgas"), a gas distribution utility in Brisbane, Queensland (10%); and SAS Trustee Corporation (Axion) and Utilities of
Australia Pty. Limited (Hastings), both Australian investment managers (10% each). On December 19, 1996, Epic purchased the Australian Pipeline Projects' assets, which it operates, maintains and manages.

     The Australian Pipeline Projects' assets are valued at more than $500 million in Australian dollars. The assets include three major long-distance natural gas pipeline systems accessing gas supplies in Australia's Cooper
Basin: (i) a 488 mile pipeline from Moomba (the central supply point of the Cooper Basin) south to the city of Adelaide; (ii) a 44 mile pipeline from

Katnook to markets in South Australia; and (iii) a recently completed, 470 mile pipeline from the Cooper/Eromonga Basin in Southwest Queensland to the city of Wallumbilla, interconnecting with existing pipelines serving the Brisbane and Gladstone markets.

	Alinta Project
	______________

In March 1998, CNGI paid approximately $143 million to acquire its 33.3% equity interest, through intermediate subsidiaries including Epic Energy Australia Trust ("Epic Trust"), in the Alinta Pipeline. The partners in Epic Trust are the same as the shareholders in Epic with the exception of Allgas, which declined to invest in the Alinta Pipeline. Allgas' otherwise 10% share in Epic Trust was acquired pro rata by those investing in the pipeline. The Alinta Pipeline is a 925 mile natural gas pipeline running from Dampier to Bunbury in Western Australia. It transports natural gas from offshore and onshore fields in the northwest of Western Australia, which holds Australia's largest reserves of natural gas. Epic now operates the Alinta Pipeline.

INTER-AFFILIATE TRANSACTIONS INCLUDING FINANCING

     CNG Cayman One Ltd, CNG Cayman Two Ltd and CNG Cayman Three Ltd are each a Cayman Islands corporation and a wholly-owned special purpose subsidiary of CNGI. CNG Cayman One Ltd owns all the stock of CNGI Australia Pty Ltd, an Australian corporation which directly holds CNGI's 30% interest in Epic. CNG Cayman Two Ltd owns all the stock of CNG Labuan One Ltd., incorporated in the

Federal Territory of Labuan in Malaysia, which directly holds CNGI's 33.3% interest in Epic Trust. CNG Cayman Three Ltd. owns all the stock in Argentine companies acquired by CNGI in connection with the acquisition of its interests in the Argentine FUCOs described above. Combined balance sheet and income statement for the six months ending June 30, 1998 for CNGI, and these wholly-owned subsidiaries are attached as Exhibit A.

     To date, no guarantees have been issued, by or for the account of CNGI or any of its subsidiaries, with respect to any of the investments authorized in this proceeding.

	By order dated July 18, 1997, HCAR No. 26742, CNGI was authorized to participate in the CNG system money pool ("Money Pool"). During the reporting period CNGI made withdrawals of $4,356,000 from, and made contributions of $100,065,000 to, the Money Pool. CNGI's balance in the Money Pool on June 30, 1998 was a net borrowing of $54,511,000.

	On May 29, 1998, CNG purchased 10,000 shares of CNGI common stock, $10,000 par value per share for $100,000,000. The proceeds from the stock sale and borrowing was used by CNGI to reduce its borrowings from the Money Pool that it had incurred in connection with the acquistion of the Alinta Pipeline as described above.

OTHER MATTERS

     The business of CNGI is to participate in selected projects in international markets in transactions either authorized by Commission order in this proceeding or as permitted by statutory exemption. The proceeds of the above described transactions were used by CNGI in such business.

    Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.


                                     CONSOLIDATED NATURAL GAS COMPANY
                                     CNG INTERNATIONAL CORPORATION


                                     By  N. F. Chandler
                                         Their Attorney





August 24, 199

                                                                     EXHIBIT A

CNG International Corporation
Balance Sheet
June 30, 1998 (Unaudited) (1)
                                          CAYMAN      CAYMAN        CAYMAN           CNGI
                             CNGI            1          2*             3          AUSTRALIA       ELIMIN.        TOTALS
                         ___________    __________   ___________  ___________    ___________   __________     __________
Assets
______
Property, plant
& equipment
  Total Investment           749,189             0             0            0             0              0       749,189
  Less Accum. Deprec.       (252,333)            0             0            0             0              0      (252,333)
                         ___________    __________   ___________  ___________    ___________   ___________    __________
Net property,
  plant & equipment          496,856             0             0            0             0              0       496,856

Cash                          81,126             0             0    4,804,535        41,149              0     4,926,810
Special deposits                 613             0             0            0             0              0           613
Accounts Receivable            3,687             0             0            0             0              0         3,687
Accts. Rec.-Assoc. Cos.       41,499        32,103             0            0          (699)       (73,003)         (100)

Investments in Subs.     274,155,237    39,516,265             0            0             0   (313,671,502)            0
Other Investments         42,716,940             0   144,128,024   85,715,210    35,665,017              0   308,225,191
Deferred Charges             156,628             0             0            0             0              0       156,628
Deferred Income Taxes        307,000             0             0            0             0              0       307,000
                         ___________    __________   ___________  ___________    __________    ___________   ___________

Total Assets             317,959,586    39,548,368   144,128,024   90,519,745    35,705,467   (313,744,504)  314,116,685
                         ===========    ==========   ===========  ===========    ==========    ===========   ===========

*  Includes CNG Labuan One Limited, a wholly-owned subsidiary of Cayman Two Ltd.
   formed to hold CNGI's interests in the Alinta Pipeline.


                                                                    EXHIBIT A

                                        CAYMAN        CAYMAN       CAYMAN        CNGI
                         CNGI             1             2*           3         AUSTRALIA        ELIMIN.         TOTALS
                       _________      __________   ___________    _________    _________      ___________       ______

Stockholders Equity
  & Liabilities
___________________
Capitalization

Common stock          215,550,000     38,731,500   143,226,500    90,947,282    38,731,500   (311,636,781)   215,550,000
Retained earnings      (9,179,681)       784,765       892,727      (427,536)   (3,058,835)    (2,034,720)   (13,023,281)
                      ___________     __________   ___________    __________    __________    ____________   ___________

Total stock-
  holder's equity     206,370,319     39,516,265   144,119,227    90,519,746    35,672,665   (313,671,502)   202,526,719

Long-term notes
  payable to parent
  company              55,150,000              0             0             0             0              0     55,150,000
                      ___________     __________   ___________   ___________    __________    ____________   ___________

Total capitalization  261,520,319     39,516,265   144,119,227    90,519,746    35,672,665   (313,671,502)   257,676,719

Total curr. liabil.    56,392,869         32,103         8,797             0        32,802        (73,003)    56,393,569

Deferred credits           46,399              0             0             0             0              0         46,399
                      ___________     __________   ___________   ___________    __________    ___________    ___________

Total stockholder's
  equity and liabil.  317,959,587     39,548,368   144,128,024    90,519,746    35,705,467   (313,744,504)   314,116,687
                      ===========     ==========   ===========   ===========    ==========    ===========    ===========

(1)	This balance sheet has not been audited by the Company's independent auditors.

*  Includes CNG Labuan One Limited, a wholly-owned subsidiary of Cayman Two Ltd.
   formed to hold CNGI's interests in the Alinta Pipeline.


                                                                      EXHIBIT A

CNG International Corporation
Income Statement for the Three Months Ending
June 30, 1998 (Unaudited) (1)


                                                CAYMAN         CAYMAN         CAYMAN          CNGI
                                  CNGI             1             2*             3          AUSTRALIA        ELIMIN.      TOTALS
                               __________     __________     __________     __________     __________     __________   __________

Total operating revenues           46,663              0              0              0              0              0       46,663
Total operating expenses          568,112              0          8,797              0          4,020              0      580,929
                               __________     __________     __________    __________      __________     __________   __________

Net Operating Income (loss)      (521,449)             0         (8,797)             0         (4,020)             0     (534,266)

Other income                    1,480,339        810,079        901,524       (311,661)       788,612     (2,085,349)   1,583,543
Other income deductions            88,609              0              0        115,875        (25,488)             0      178,996
Interest charges                3,588,162              0              0              0              0              0    3,588,162
                               __________     __________     __________     __________     __________      _________   __________

    Net income (loss)          (2,717,882)       810,079        892,727       (427,536)       810,080     (2,085,349)  (2,717,881)
                               ==========     ==========     ==========     ==========     ==========     ==========   ==========

(1)	This income statement has not been audited by the Company's independent auditors.

*  Includes CNG Labuan One Limited, a wholly-owned subsidiary of Cayman Two Ltd.
   formed to hold CNGI's interests in the Alinta Pipeline.
